DISTRIBUTION AGREEMENT

THIS AGREEMENT made as of the 9th day of March, 2005.

BETWEEN:

DIAMANT FILM INC. a corporation incorporated under the laws of the Province of Ontario and having its head office at 7100 Warden Ave., Unit 5, Markham, Ontario, Canada, L3R 8B5, (hereinafter called the "Company")

OF THE FIRST PART

- and -

PRESIDENTIAL HOLDINGS, INC., a corporation incorporated under the laws of the State of Florida and having its head office at 2855 University Drive, Coral Springs, Florida, U.S.A., 33065,

(hereinafter called the "Distributor")

OF THE SECOND PART

WHEREAS Company is a manufacturer and supplier of the products listed in Schedule "A" attached hereto (the "Products");

AND WHEREAS Distributor wishes to obtain from Company the exclusive right to sell, market and distribute the Products throughout the United States of America, (hereinafter referred to as the "Territory") but limited to the U.S. Military market which includes the Army, Air Force, Navy and Marines (the "Market") on the terms and subject to the conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, the sum of Ten dollars ($10.00) now paid by each party hereto to each of the other parties hereto, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

1.00 Appointment of Distributor

1.01 Company appoints Distributor as its exclusive distributor in the Territory for the Products upon the terms and conditions herein set out in 1.04.

1.02 Distributor hereby accepts its appointment as the exclusive distributor in the Territory and agrees to purchase the Products from Company in accordance with the provisions herein set out in item 1.04.

1.03 As the authorized Distributor, Distributor agrees to use its best efforts to sell, market and distribute the Products.

1.04 This agreement provides Distributor with the exclusive right, for up to five years, to sell, market and distribute the Product throughout the Territory to the Market. Should Distributor introduce other potential customers Company, Company will not unreasonably withhold their inclusion in this Agreement under the term Market as herein defined unless their inclusion would contravene the rights of another third party Company distribution agreement. All Product purchasing clients of the Distributor included in the Market will be and remain clients of the Distributor into perpetuity.

2.00 Exclusivity of Appointment

2.01 Providing Distributor has not breached any of the provisions of this Agreement and providing further that Distributor diligently and faithfully carries out its duties and obligations imposed on it by this Agreement, Distributor, shall during the currency of this Agreement be the exclusive sales and service representative of Company to sell, market and distribute the Products within the Territory to the Market and Company shall not appoint any other sales or service representative nor otherwise distribute or sell, market and distribute the Products in the Territory to the Market, except as herein provided.

3.00 New Product

3.01 Distributor shall have the first right to elect to sell, market and distribute any and all similar new products developed by, researched by, marketed, sold, distributed by or in any other manner or form promoted by Company to the Market within the Territory, on an exclusive basis.

4.00 Status of Distributor

4.01 The status of Distributor shall be that of an independent contractor and Distributor shall have no authority to assume or create any obligation whatsoever, expressed or implied, in the name of Company, nor to bind Company in any manner whatsoever. Distributor shall have no authority hereunder to enter into any contract of sale or employment on behalf of Company, nor to endorse Company's cheques, nor to make allowances or adjustments on Company's accounts for the return of merchandise, except pursuant to the written authorization of Company.

5.00 Subdistributors, Assignment

5.01 Company hereby grants to Distributor the right to appoint persons or companies as its sub- distributors (herein called "Subdistributors") of the Products to the Market in the Territory, provided however that the appointment by Distributor of one or more Subdistributors should not relieve Distributor of any of its obligations hereunder.

6.00 Expenses

6.01 All expenses in connection with Distributor's performance of this Agreement and its activities as sales and service representative for Company, including but not limited to travel, automobile, salaries, supplies, transportation, meals, lodging, insurance, advertising and taxes shall be borne by Distributor and Distributor shall be solely responsible for the payment thereof other than the provisions provided in Schedule "D".

7.00 Required Purchase Quantity

7.01 Distributor will have a 180 day period commencing on the date of this Agreement to test and/or have the Products tested for sale into the Market (the "Test Period"). Company will provide Distributor a reasonable amount of Product, to be determined by the Company, for testing during the Test Period at no cost to Distributor. At the discretion of the Company, the Test Period may be extended a reasonable period of time, if Distributor can show that the Market requires it.

7.02 Distributor shall purchase directly from Company such quantities of the Products as set out in Schedule "B" attached hereto commencing upon the earlier of the Distributor's first commercial order or immediately upon the expiration of the Test Period. Unless the parties agree to otherwise in writing, the purchase price for the Products shall be in accordance with Section 8.00 hereof.

8.00 Purchase and Sale of the Products

8.01 Subject to and in accordance with the terms and conditions of this Agreement, Company hereby agrees to sell to Distributor, and Distributor agrees to buy from Company, the Products at a price as set forth in Schedule "C" attached hereto (the "Purchase Price"). Distributor shall be entitled to sell the Products to any customers within the Market, without restriction.

8.02 The prices set out in Schedule "C" hereto shall remain in full force and effect from the date of the execution of this Agreement unless written notice is provided to Distributor by Company, setting out an amended price list. Any Product price increase provided in writing by Company to Distributor shall take effect during the sooner of ninety (90) days from the date Distributor is deemed to have received the Notice as provided herein or the date at which the Market indicates its acknowledgement and acceptance of such a Product price increase. Distributor will provide their best efforts to ensure that Product price increases are conveyed to and accepted by the Market. Any reduction in price shall be deemed to be effective immediately and Distributor shall have the benefit of the lower price.

8.03 All prices for the Products referred to herein are payable by Distributor to Company in the currency of the United States of America.

9.00 Shipping and Payment Arrangements

9.01 The Products will be shipped to the destination stipulated by Distributor upon receipt by Company of Distributor's purchase order and a mutually agreed upon payment schedule. The Products shall be sold F.O.B. Company's designated facility from which the shipment is made, where title and risk shall pass to Distributor.

9.02 Distributor shall pay all shipping costs including, without limiting the generality of the foregoing, export duties, import duties, applicable taxes, appropriate insurance and storage costs incurred in connection with the Products after they leave Company's shipping dock.

9.03 Payment schedule will be established by Company and Distributor in collaboration with the Market.

11.00 Obligations of Company

11.01 Company agrees that during the term of this Agreement, it shall:

(a) sell to Distributor, at the Purchase Price, such quantities of the Products as are ordered by Distributor from time to time;

(b) deliver all orders of the Products made by Distributor, upon the terms otherwise set out herein, within and not later than sixty (60) days from the date of acceptance by Company of the said order or some other mutually agreed upon date;

(c) refund or credit to the account of Distributor the amounts paid or owing by Distributor for any Products which are defective or faulty so as to be unsaleable and which Distributor returns to Company, provided that the fault or defect does not arise as result of the actions of Distributor or breach of Distributor's obligations under this Agreement;

(d) use its best efforts to maintain or improve the quality and standards of the Products;

(e) provide to Distributor, at its cost, any and all sales promotional material, brochures, price lists and any other literature relative to the Products at such time and in such quantities as may be mutually agreed upon; and

(f) assist Distributor by all reasonable means in selling and distributing the Products to customers, including, without limitation, co-coordinating sales programs with Distributor.

11.02 Company agrees that during the term of this Agreement, it shall not:

(a) withhold delivery of the Products ordered by Distributor for any reason other than non-payment in respect of previous orders or breach of any of the terms and conditions of this Agreement;

(b) distribute, sell, or solicit orders for the Products within or for ultimate delivery to any place within the Territory to the Market defined herein without the prior written consent of Distributor; and

(c) directly or indirectly manufacture, process, distribute, promote, advertise, sell, offer to sell or solicit orders for, or give any advice, assistance or information whatsoever concerning the use, application, sale or distribution of any product or products which may reasonably be regarded as competing for the same Market as the Products in the Territory, without Distributor's prior written consent. Any dispute in this regard shall be resolved by arbitration in accordance herewith, unless the parties agree otherwise.

12.00 Responsibilities of Distributor

12.01 Distributor agrees that during the term of this Agreement, it shall:

(a) comply and cause all its Subdistributors or parties appointed by it to comply, with all applicable laws in the Territory relating to the advertising, distribution and sale of the Products and with the terms and conditions of this Agreement;

(b) devote its best efforts to the performance of its obligations under this Agreement;

(c) make every reasonable effort and use proper means to develop the market potential for trade in the Products, and actively solicit orders for the sale of the Products, provided that in no event shall Distributor be required to expend any moneys on advertising or other marketing and sale techniques, except as Distributor, in its sole discretion, determines appropriate; and

(d) develop, promote and maintain with customers the goodwill and reputation of the Products and Company.

12.02 Distributor agrees that during the term of this Agreement, it shall not:

(a) distribute, sell or solicit orders for the Products outside the Territory, nor will it permit or allow any Subdistributor, or party appointed by it, to distribute, sell, or solicit orders for the Products outside the Territory, except as may expressly be authorized by Company.

13.00 Representations and Warranties

13.01 Distributor acknowledges that Company is relying upon the representations and warranties set out in this Agreement and in connection with its entering into this Agreement Distributor represents and warrants as follows:

(a) Distributor is a valid subsisting corporation incorporated pursuant to the laws of the State of Florida;

(b) Distributor has all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations of Distributor as set out herein;

(c) the entering into of this Agreement will not result in the violation of any of the terms and provisions of any Agreement, written or oral, to which Distributor may be a party; and

(d) the execution and delivery of this Agreement has been duly authorized by all necessary actions on the part of Distributor and this Agreement when duly executed and delivered by Distributor will constitute a legal and binding obligation of Distributor enforceable in accordance with its terms.

13.02 Company acknowledges that Distributor is relying upon the representations and warranties set out in this Agreement and in connection with its entering into this Agreement Company represents and warrants as follows:

(a) Company is a valid subsisting corporation incorporated pursuant to the laws of the Province of Ontario;

(b) Company has all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations as set out herein;

(c) the entering into of this Agreement will not result in the violation of any of the terms and provisions of any Agreement, written or oral, to which Company may be a party;

(d) the execution and delivery of this Agreement has been duly authorized by all necessary actions on the part of Company and this Agreement when duly executed and delivered by Company will constitute a legal and binding obligation of Company enforceable in accordance with its terms; and

14.00 Termination

14.01 This Agreement shall come into effect on its date of execution and shall continue in full force and effect, unless terminated earlier in accordance with the terms set out below, until March 8, 2010 (the "Initial Term").

14.02 Distributor may terminate this Agreement at any time for any reason whatsoever by providing thirty (30) days' written notice to Company, provided that prior to providing such notice, Distributor shall have paid all moneys owing to Company by Distributor and returned to Company all displays for the Products and other promotional materials provided by Company to Distributor.

14.03 Provided that Company and Distributor have complied with all the terms and conditions hereof, this Agreement shall be automatically renewed at the completion of the Initial Term and shall continue on the same terms and conditions as contained herein for up to one (1) successive five (5) year period (the "Renewal Term"), unless either party shall have provided ninety (90) days' prior written notice that the Agreement shall not be automatically renewed for a Renewal Term.

14.04 Notwithstanding the provisions contained in Section 14.01 above, the parties hereto agree that this Agreement shall immediately terminate without notice to either party upon the occurrence of any one or more of the following events:

(a) Distributor fails to purchase the required quantity of the Products pursuant to Section 7.00 hereof;

(b) if Company (or Distributor) shall file an assignment in bankruptcy or be or become bankrupt upon the appointment of a receiver for all or substantially all of the property or assets of Company (or Distributor) or upon the making by Company (or Distributor) of any assignment or attempted assignment for the benefit of creditors or upon the institution by Company (or Distributor) of any act or proceeding for the winding up of its business or upon the sale or other disposition by (or Distributor) of all or substantially all of its property and assets or upon any governmental authority exercising any power or authority resulting in expropriation or, confiscation of the property of or intervention in the affairs of Company (or Distributor) in such a manner and to such an extent as to materially affect the ability of Company (or Distributor) to promote, distribute, sell or create a demand for the

Products in the Territory. In the event that Company (or Distributor) fails to carry out and perform any of its obligations whatsoever or breaches any of its covenants whatsoever hereunder, the other party may give notice to the defaulting party specifying the nature of the default and indicating the intention of the party giving the notice to terminate this agreement effective on the last day of the month following the month in which such notice was given unless such default has been remedied by that date. In the event that the default is not remedied by the party receiving such notice on or before the thirtieth (30th) day after the giving of such notice, unless the party giving notice of the default shall give notice that the default is waived, this Agreement and the distributorship hereby created shall forthwith terminate as indicated in the notice.

14.05 Upon termination of this Agreement:

(a) Distributor shall discontinue any and all representations or implications that it is a distributor for or is otherwise affiliated with Company; and

(b) Company shall have the option to repurchase from Distributor any of the Products in Distributor's inventory at the cost to Distributor for such Products, less any amount then owing from Distributor to Company. Neither Company nor Distributor shall be liable to the other by reason of the termination of this Agreement for any damages, whether direct, consequential or incidental, on account of the loss of prospective profits on anticipated sales or on account of expenditures, investments, leases or commitments in connection with the business or goodwill for the other or otherwise, arising from the termination of this Agreement.

15.00 Use of Trademarks

15.01 With respect to the use of any of the trademarks associated with the Products, now or at any time registered in the name of Company (the "Trademarks"), the parties agree as follows:

(a) all representations of any Trademarks which Distributor intends to use in any promotional materials (the "Materials") shall be submitted to Company for prior approval of design, color and other details and no Materials containing any of the Trademarks shall be distributed by Distributor or on behalf of Distributor without the written approval of Company; and

(b) Company shall not withhold its approval unreasonably and, unless Company has advised Distributor in writing within three (3) business days of receipt of the Materials for approval that Company does not approve of the use of such Materials, Company shall be deemed to have approved of the use of such materials.

15.02 Distributor shall not change or vary any of the Trademarks nor use any other Trademarks, which are similar to or substantially similar to, or so nearly resembling the Trademarks so as to be likely to cause deception or confusion to the public.

15.03 Unless otherwise provided in this Agreement, Distributor shall accompany any and all print use of the Trademarks with an asterisk printed closely adjacent to each printed representation of the Trademarks, to which will be related on the same page the legend "Company Trademark".

15.04 With respect to the use of the Trademarks Distributor agrees as follows:

(a) Distributor recognizes that Company is the owner of the Trademarks and all the goodwill therein and agrees that the same shall remain vested in Company both during the term of this Agreement and thereafter and that the use of the Trademarks by Distributor shall be used on behalf and for the benefit of Company. Distributor agrees not to challenge the validity or ownership of the Trademarks and/or the goodwill therein; and

(b) any goodwill which Distributor may acquire from the use of the Trademarks shall vest in and become the absolute property of Company and Distributor undertakes and agrees at the request and expense of Company, whether before or after the termination of this Agreement, to execute all such instruments and to do all such acts as may be necessary and desirable to vest absolutely in Company the said goodwill.

16.00 Non-Competition

16.01 Distributor hereby covenants and agrees that during the term of this Agreement, and for a period of one (1) year following the termination of this Agreement, Distributor shall not, for whatever reason and with or without cause, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company, corporation or entity as principal, agent, employee, shareholder, owner, investor, partner or in any other manner whatsoever, directly or indirectly, carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit its name or any part thereof to be used or employed by any person or persons, firm, association, syndicate, company, corporation or entity engaged in or concerned with or interested in the business of manufacturing, producing, marketing, distributing or selling, for wholesale or retail, any products similar to or competitive with the Products to the Market within the Territory.

16.02 The parties agree that all of the restrictions contained herein are reasonable and valid and Distributor hereby waives all defenses to the strict enforcement thereof by Company.

16.03 Distributor agrees that the remedy at law for any breach by it of the provisions hereof may be inadequate and that in the event of such breach Company shall be entitled to make an application to the appropriate court granting Company temporary and/or permanent injunctive relief against Distributor, without the necessity of proving actual damage to Company.

16.04 Distributor agrees that waiver by Company of any breach of a covenant or provision contained herein shall only be a waiver in respect of the particular breach thereof giving rise to such waiver.

16.05 If Distributor is in breach of any of such restrictions the running of the period of proscription shall be stayed and shall recommence upon the date Distributor ceases to be in breach thereof, whether voluntarily or by injunction.

17.00 Confidential Information

17.01 Distributor agrees that all information, knowledge and data of a confidential nature ("Confidential Information") which it shall acquire or which may come to its knowledge during the term this Agreement shall at all times (both during the term of this Agreement and subsequent to the termination thereof) and for all purposes be held by Distributor in confidence and Distributor agrees that it shall not (both during the term of this Agreement and subsequent to the termination thereof) disclose, divulge, communicate orally, in writing or otherwise to any person or persons any Confidential Information. Notwithstanding the above, Distributor shall be entitled to disclose such Confidential Information to its duly appointed Subdistributors. For the purposes hereof, "Confidential Information" includes, but is not limited to information emanating from Company, its associates, affiliates, agents or suppliers or conceived or developed by Company concerning research, development, patents, copyright, industrial property rights, marketing plans and strategies, profits, costs, pricing and systems of procedure.

17.02 Immediately following the termination of this Agreement, Distributor agrees to transfer and deliver to Company all documents, notebooks, charts, files and records containing or referencing Confidential Information including copies, summaries, and notes in its possession or control.

18.00 Not Applicable

19.00 Suggested Trade Prices

19.01 Distributor acknowledges that it is under no obligation to accept any suggested trade price for the Products, which may from time to time be communicated to Distributor by Company. Such suggested trade prices are provided by Company for guidance only. Company acknowledges that Distributor shall in no way suffer in its business relations with Company or any other person if it fails to accept such suggested trade prices.

20.00 Warranty

20.01 The Warranties applicable to each of the Products sold to Distributor under this Agreement shall conform to the separate manufacturing product warranties then in effect with respect to such Products, copies of which have been furnished to Distributor, and Distributor agrees to inform its customers of such warranties and any changes thereto that Company supplies to Distributor from time to time. Such warranties are in lieu of and exclude all other conditions, warranties, guarantees, obligations, rights or representations (including any warranties as to merchantability, fitness or durability), expressed or implied, arising by statute or otherwise.

21.00 Assignment Rights

21.01 The parties hereto agree that Distributor shall NOT without the expressed consent of Company be entitled to assign this Agreement to a third party (the "Assignee") provided the Assignee agrees to be bound by the terms and conditions contained herein.

22.00 General

22.01 All notices, requests, demands or other communications (collectively, "Notices") by the terms hereof required or permitted to be given by one party to any other party, or to any other person shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to such other party as follows:

(a)	To Company at:	7100 Warden Ave., Unit 5
Markham, Ontario, Canada
L3R 8B5

(b)	To Distributor at:	2855 University Drive.
Coral Springs, Florida, U.S.A.
33065

or at such other address as may be given by such person to the other parties hereto in writing from time to time. If any party bound hereby shall not have given the parties hereto notice setting forth an address for the giving of Notices, the Notice for such person shall be deemed to have been properly given if given in accordance with the terms hereof.

All such Notices shall be deemed to have been received when delivered or transmitted, or, if mailed, 48 hours after 12:01 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted all Notices shall be given by personal delivery or by facsimile transmission.

22.02 The parties shall sign such further and other documents, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

22.03 This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

22.04 Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

22.05 This Agreement constitutes the entire Agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatever not incorporated herein and made a part hereof and may not be amended or modified in any respect except by written instrument signed by the parties hereto. The Schedules referred to herein are incorporated herein by reference and form part of the Agreement.

22.06 This Agreement shall endure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

22.07 Unless otherwise provided for herein, all monetary amounts referred to herein shall refer to the lawful money of the United States of America.

22.08 The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

22.09 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties hereto agrees irrevocably to conform to the non-exclusive jurisdiction of the Courts of such Province.

22.10 In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders and the word "person" shall include an individual, a trust, a partnership, a body corporate, an association or other incorporated or unincorporated organization or entity.

22.11 When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, then the time period in question shall end on the first business day following such non-business day.

22.12 Any references in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

22.13 If any Article, Section or any portion of any Section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof shall be severed from the remainder of this Agreement.

22.14 The parties hereto agree that this Agreement may be transmitted by facsimile or such similar device and that reproduction of signatures by facsimile or such similar device will be treated as binding as if original and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF the parties have duly executed this Distribution Agreement as of the aforementioned date.

DIAMANT FILM INC.

Per: _______________________
Stefan Gudmundsson, President

PRESIDENTIAL HOLDINGS, INC.

Per: ________________________
Steve Bazsuly, Chief Executive Officer

SCHEDULE "A"

To Agreement Between

Product Specifications

- Strictly Confidential -

____________________________________

SCHEDULE "B"

To Agreement Between

The Distributor agrees to purchase minimum quantities subject to our right to terminate your exclusivity rights under the agreement if you fail to order and pay when due. The definitive agreement will provide for minimal annual volumes as set out herein:

- Strictly Confidential -

____________________________________

SCHEDULE "C"

To Agreement Between The Product purchase price

- Strictly Confidential -

____________________________________

SCHEDULE "D"

To Agreement Between Miscellaneous Contract

- Strictly Confidential -